Filed by ev3 Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14d-2 of the

Securities Exchange Act of 1934

Subject Company: Micro Therapeutics, Inc.

Commission File No. 000-06523

ev3 Inc.

Third Quarter Financial Results Conference Call

October 27, 2005

Jim:                       Good Morning and thank you everyone for joining us.  This morning we will first review ev3’s Q3 financial results as well as our current financial forecasts for Q4 net sales.  A question and answer session will then follow.  At approximately 8:25 central standard time, we will  turn the call over to MTI’s management who will review MTI’s Q3 financial results and provide an update on MTI’s current financial forecasts for Q4 net sales.  The call then will be opened for questions about MTI.

With me, are Pat Spangler, Chief Financial Officer of ev3 and Tom Wilder, President and Chief Executive Officer of Micro Therapeutics.  I would like to open by asking Pat to review with you our third quarter financial results

Upon completion of his review, I would like to discuss our business accomplishments achieved in Q3, and provide an update on our clinical trials and new product activities for the remainder of 2005.  Pat will then discuss our current financial outlook for Q4 and full year 2005.

Pat                              Thank you Jim.

Before I begin, let me stress that our discussion today will include forward-looking information reflecting management’s current expectations of future financial results and other events.  The forward-looking statements ev3 will make on this call are covered under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 and ev3 desires to avail itself of the protections of the safe harbor for these forward looking statements.

Please be advised that actual results could differ materially from those stated or implied by our forward-looking statements due to certain risks and uncertainties, including those described in our most recent quarterly report on Form 10-Q.  We suggest that you read our Form 10-Q and other future filings we may make with the Securities and Exchange Commission.  ev3 disclaims any duty to update or revise our forward-looking statements as a result of new information, future events or developments, or otherwise.

In addition, in connection with the proposed transaction in which ev3 would acquire all of the outstanding shares of MTI that it does not already own, a registration statement on Form S-4, containing a prospectus, will be filed with the Securities and Exchange Commission.  We encourage you to read the registration statement and any other relevant documents filed with the SEC, including the prospectus that would be part of the registration statement, because they will contain important information about the transaction.  The final prospectus will be mailed to stockholders of MTI.  Investors and security holders will be able to obtain the registration statement containing the prospectus (and the filings with the SEC that will be incorporated by reference into such documents) free of charge at the SEC’s web site, www.sec.gov, and from ev3 Investor Relations at (763) 398-7000.

I would like to begin by covering consolidated third quarter net sales results on both a geographic and product line basis.  Consolidated net sales increased 70% to $33.5 million in the three months ended October 2, 2005; compared to $19.7 million in the three months ended October 3, 2004, primarily as a result of continued growth from new product introductions and the expansion of our U.S. direct sales force since October 1, 2004.

Geographically, U.S. and international net sales increased 87% and 52%, respectively, for the three months ended October 2, 2005 compared to the three months ended October 3, 2004.  In the U.S., net sales increased to $19.1 million in Q3 of ‘05 compared to $10.2  million for Q3 ‘04.  International net sales grew to $14.4  million in Q3 ‘05 up from $9.5 million in Q3 ‘04, driven by growth in the Europe, Asia Pacific, Middle East, Latin America and Japan markets.

On a business segment basis, net sales of cardio peripheral products increased 65% to $19.8  million for the three months ended October 2, 2005 compared to $12.0  million for Q3 of ‘04.  Within cardio peripheral, stent net sales increased 108%, from $4.8 million in Q3 of ‘04 to $9.9 million in Q3 of ‘05 while thrombectomy and embolic protection net sales were up 69% from $1.7 million to $2.9 million quarter on quarter. Our procedural support and other product net sales increased 26% to $7.0 million in Q3 of ‘05 from $5.5 million in Q3 of ‘04.  These increases resulted from both the addition of new sales reps as well as key ‘new product’ launches during the past four fiscal quarters with the largest contributor being our new family of stents.

Net sales of neurovascular products increased 80% to $13.7 million for Q3 ‘05 from $7.6 million in Q3 ‘04.  Embolic product net sales increased 118% from $2.9 million in Q3 of ‘04 to $6.2 million in Q3 of ‘05 while neuro access and delivery product net sales increased 56% from $4.8 million to $7.4 million quarter on quarter.  The primary growth drivers for the neurovascular business were an expanded U.S. sales force, the U.S. launch of the Onyx Liquid Embolic System and continued net sales growth in the NXT family of coils and our micro-catheters.  All of these products are utilized to treat vascular problems in the brain, such as aneurysms or arterio-venus malformations (AVM’s).

Our gross margin improved to 59.4% in Q3 ‘05 as compared to 52.5% in Q3 ‘04.  Our continued growth in sales volumes, in combination with our recently completed consolidation of manufacturing facilities, allowed us to better leverage our investment in manufacturing capabilities.  In addition, increased production volumes, in-house manufacturing of certain stent components and the results of other cost savings initiatives related to our implementation of lean manufacturing concepts have allowed us to achieve significant cost savings in third quarter of 2005 as compared to the third quarter of 2004.

SG&A expense increased from $24.0 million in Q3 of ‘04 to $30.7 million in Q3 of ‘05 due to the previously mentioned sales force expansion, increased legal and increased non-cash stock-based compensation costs.

Research and development expense decreased 20% to $8.4 million from $10.6 million for Q3 ‘05 vs. Q3 ‘04, respectively. This reduction was the result of the conclusion of a series of clinical trials during 2005.

Both SG&A and research and development expenses decreased significantly as a percentage of net sales when compared to both the prior year third quarter and the second quarter of 2005.

ev3’s third quarter loss from operations narrowed to $21.9 million compared to $29.0 million in the second quarter of 2005, primarily due to operating expense reductions and improved operating leverage.

The Company’s Q3 ‘05 loss from operations of $21.9 million represents a decrease of $4.8 million, or 18%, from Q3 ‘04 when considering the $14.5 million gain realized in Q3 ‘04 on the sale of certain intellectual property.

Other income increased $4.5 million from the prior year quarter.  The increase is due to the elimination of interest expense combined with earnings on invested proceeds from our initial public offering in June of this year.

I would like to now turn the discussion back over to Jim to review our Q3 business accomplishments

Jim                           Thanks Pat

I’d now like to provide some further highlights on our accomplishments and challenges in the third quarter.  Overall, I think we had an exceptional quarter and made significant progress on key initiatives that we believe position us for even greater success in future quarters.

I’m very pleased with our broad-based sales growth generated across all product lines and all geographic regions.  Net sales of 4 of our 5 product lines, as Pat discussed, were up over 50% during the quarter, including 2 product lines that were up over 100% during the quarter, compared to the prior year quarter. Our neurovascular access and delivery product net sales were up 56% during the quarter, thrombectomy and embolic protection net sales were up 69%, stent net sales were up 108% and embolic product net sales were up 118%.  Our domestic and international sales organizations both generated growth in net sales of over 50% compared with Q3 of 2004.  This completely internal growth in both the U.S. and international markets demonstrates our significant global presence in the rapidly growing endovascular market.

New products, which are products launched in the last 24 months, continue to be the driver of our net sales growth and accounted for over 90% of our incremental growth in

net sales from Q3 ‘04 to Q3 ‘05.   We introduced 4 new products in Q4 ‘04, including the X-Sizer for thrombectomy, the 6F 100-150mm Protégé GPS self-expanding stent and the Paramount Mini GPS balloon-expandable stents.  We introduced 16 new products in Q1 ‘05, including the Primus GPS balloon-expandable stent, 3 PTA balloon products, the Marathon micro-catheter for liquid embolic delivery, the Echelon Pre-Shaped micro-catheters for coil delivery and several new embolic coil designs, including the Tetris 3D Framing Coil.  We introduced 3 new products in Q2 ‘05, including the Protégé Rapid Exchange (straights and tapereds) and the Protégé Large Diameter stents. We introduced 2 new products in Q3 ‘05, which were the Onyx Liquid Embolic System and the Diver C.E. aspiration catheter for thrombectomy.

Looking forward to Q4 ‘05, we expect to launch the PRIMUS 120 balloon expandable stent~~,~~ and the Amphirian Deep 150cm balloon angioplasty catheter.

Now turning to our clinical and regulatory activities, we have made great progress during recent months:

Our 419 patient CREATE I Carotid stenting pivotal trial, utilizing our SpideRX distal protection device and our Protégé stent, is complete.  We are currently targeting a PMA submission in early 2006 with U.S. FDA approval anticipated by the end of 2006.

The CREATE II Carotid/SpideRX trial combines our SpideRX with the Guidant Acculink stent.  This trial, subject to FDA approval, is intended to leverage our CREATE

I trial in order to allow ev3 to promote the SpideRX into carotid cases 6 months or more in advance of the availability of our Protégé stent for carotid use.  We  achieved full enrollment as of May 31, 2005 and we submitted the 510(k) on September 22, 2005.  FDA approval is anticipated during the first half of 2006.

We expect to be able to further leverage our Spider embolic protection technology platform as a result of the completion on July 21rst  of the enrollment in our 740 person randomized Spider SVG trial.  We are looking forward to completing follow-up and expect a fourth quarter submission of a 510(k), with FDA approval anticipated in mid-2006.

As a reminder, on July 21, 2005 we received pre-market application (PMA) approval from the U.S. Food and Drug Administration to commercialize our Onyx® Liquid Embolic System (Onyx) for the treatment of arterio-venous malformations (AVMs), a vascular disorder in the brain, in the U.S.  During Q3, our Onyx product enjoyed rapid market adoption and has been a key driver of our third quarter neurovascular net sales growth.

As previously announced on October 10, 2005, ev3 delivered a proposal to Micro Therapeutics, Inc. (MTI) to acquire all of the outstanding shares of common stock of MTI that ev3 does not already own.  ev3 currently owns approximately 70.2% of MTI’s outstanding common stock.  Under the terms of the proposal, ev3 would issue approximately 6.6 million new shares of its common stock, bringing ev3’s total pro forma outstanding shares to approximately 56 million.  The board of directors of MTI has authorized its special independent committee to evaluate and negotiate the offer from ev3.  The special independent committee engaged financial and legal advisors to assist it in its evaluation of the ev3 offer.  Following preliminary negotiations, the special independent committee informed ev3 that, based on its analysis at such date, it was prepared to recommend acceptance of ev3’s most recent offer to acquire the outstanding common stock of MTI that it does not currently own in exchange for a number of shares of ev3 common stock based on an exchange ratio of .45797 of a share of ev3 common stock for each share of MTI common stock, subject to certain conditions.  We believe that this is an exciting step in further aligning the growth and financial goals of ev3 and MTI.  The transaction will result in significant cost savings as redundant public company and other general and administrative expenses are eliminated.  In addition, the combination of the two companies will facilitate the realization of efficiencies in sales and marketing as well as research and development. However, there can be no assurance that the transaction will be completed.

Given our performance achieved in Q3, I would like to now have Pat discuss our outlook for Q4 and full year 2005.

Pat:                          Thank you  Jim

We currently expect Q4 net sales to be between $38 - $42 million, which would result in  a 49% - 65% increase over Q4 ‘04 net sales of $25.5 million.

The factors in Q4 that we believe will drive this increase in net sales are both continued growth in sales of recently launched products and the introduction of new products:

New Product Introductions

As Jim discussed, during Q4, we expect to launch the PRIMUS 120 balloon expandable stent~~,~~ and the Amphirian Deep 150cm balloon angioplasty catheter.  We also expect to see continued sales growth from the products launched during the first three quarters of 2005:  our new stent families, including Protégé Bigs, Protégé Longs, Primus and PTA balloon product lines, and the Diver C.E. aspiration catheter in our cardio peripheral business segment and the Tetris 3D Coil, Nexus coil for aneurism treatment, Echelon micro-catheter for coil delivery,  Marathon micro-catheter for liquid embolic delivery, and the Onyx AVM liquid embolic system in our neurovascular business segment.

Gross Margins

We expect our gross margin percentage to improve in Q4 ‘05 as compared to Q4 ‘04 and Q3 ‘05. There are several factors combining which we believe will contribute to this improvement.  They include: significant volume increases, bringing certain stent component manufacturing in-house and continued leveraging of our recent manufacturing facility consolidations.

Operating Expenses

We expect a modest increase in our operating expenses in Q4 as compared to Q3 ‘05 mainly as a result of increased spending on research and development activities,

increased selling costs and the addition of other resources in support of our growing sales.

We believe that full year 2005 net sales will range between $131 and $135 million while operating losses will be reduced during the final quarter of 2005 as compared the third quarter of 2005.

Jim:  Closing

In total, we are very pleased with our third quarter results.  I would like to thank all of our conference call participants for your attention. We would now like to take any questions that you may have.

Q&A

Questions

Jim:                            I would now like to turn the discussion over to Tom Wilder, President and Chief Executive Officer of Micro Therapeutics, Inc. for his review of the financial and operating results of MTI .

Micro Therapeutics, Inc.

Third Quarter Financial Results Conference Call

October 27, 2005

Thomas Wilder:            Thank you Jim.

Good morning everyone and thank you for joining us to discuss Micro Therapeutics’ Third Quarter 2005 Financial Results. I’m Tom Wilder, MTI’s President and Chief Executive Officer. With me on the call today is Jim Corbett, the Chairman of the Board of MTI and the President and Chief Executive Officer of ev3.

                                        On our call today, I will cover operational and financial results after which we would be pleased to answer your questions. If you are not receiving regular communications from MTI and would like to be added to our fax and email lists, please contact Rob Whetstone of PondelWilkinson at 310-279-5963.  As a reminder, this conference call is being broadcast live on the Internet at www.1mti.com. A playback of this call will be available following its conclusion and may be accessed on the Internet at www.1mti.com, and will be available for approximately one year.

        Certain information discussed on the call today is covered under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

                                        The company’s discussion today will include forward-looking information reflecting management’s current forecast of certain aspects of the company’s future. Actual results could differ materially from those stated or implied by our forward-looking statements due to risks and uncertainties associated with the company’s business.

                                        Risk factors associated with our business are set forth in our 1933 and 1934 Act filings including the Form 10-Q we will be filing this quarter. We suggest that you read all such filings.

We are pleased with our operating performance in the third quarter of 2005.

                                      Net sales were $14.1 million, representing a 72% increase over the prior year third quarter.  U.S. net sales increased 98% to $6.1 million and international net sales increased 57% to $8 million compared with the third quarter of 2004.  We believe that our rate of net sales growth continues to outpace that of the overall neurovascular market, and evidences the success of our strategy to expand both our product offerings and global distribution capability.

                                        Third quarter neuro embolic product net sales of $6.2 million represents a 112% increase over the prior year third quarter.  Leading this increase was the recent introduction of Onyx for the treatment of brain arteriovenous malformations, or AVMs, in the United States  Net sales of embolic coils also grew significantly.

                                        Net sales from neuro access and delivery products increased 53% to $7.1 million in the third quarter of 2005.  Echelon microcatheters, the recently-launched Marathon microcatheter, and the HyperForm and HyperGlide balloons led this net sales increase.  The Echelon microcatheter is used primarily to deliver embolic coils to aneurysms.  The Marathon microcatheter is used primarily to deliver liquid embolics, including Onyx, to brain AVMs.

                                        Peripheral blood clot therapy and other product net sales for the third quarter of 2005 were $787 thousand, compared with $615 thousand in the third quarter of 2004.

Foreign currency exchange rates, principally with respect to the euro, had an unfavorable impact on net sales for the third quarter of 2005 in the amount of approximately $46 thousand.

Please note that total MTI net sales do not match reported ev3 neuro sales.  ev3 reports net sales for MTI peripheral blood clot therapy products under its procedural support and other product line within the cardio peripheral segment.  In addition, while ev3 represents MTI in all international markets, it functions as a distributor for MTI in Japan and Canada; it also acts as a distributor for our peripheral blood clot therapy products in the United States.  These sales are recognized at distributor prices by MTI and at end customer prices by ev3.

We are pleased to report that our third quarter operating results continue to evidence the favorable leverage from our solid net sales growth.  Our third quarter operating loss of $1.8 million represents a 71% reduction compared with the third quarter of 2004, and a 32% reduction compared with the second quarter of 2005.

Benefiting from the recent consolidation of the company’s manufacturing operations into its Irvine facility, increased production volume, and ongoing cost savings and yield improvement programs, our third quarter cost of sales increased only 29% on a 72% year-over-year net sales increase.  This permitted our third quarter gross margin to expand to 71%, a 9 percentage point improvement from the third quarter of 2004, and a 3 percentage point improvement over the second quarter of 2005.

We also made progress at the operating expense line as total operating expenses for the third quarter of 2005 increased only 5% to $11.8 million from $11.3 million in the third quarter of 2004.

Operating expenses for the most recent quarter benefited from a previously established net reserve of $436 thousand in projected facility consolidation expenses associated with the recent closure of the Company’s facility in Germany as well as from a reversal of a previously established reserve of  $400 thousand for the termination of Century Medical, Inc., our former  distributor in Japan.

Research and development expenses, which include clinical and regulatory costs, increased 16% to $4.2 million in the third quarter of 2005 from $3.6 million in the comparable period of 2004.  R&D expenditures relate primarily to Nexus coil product line development costs, and to longer term initiatives that include previously-announced programs focused on embolic coils and neuro stents.

Selling, general and administrative expenses declined from 87% of revenue in the third quarter of 2004 to 60% of revenue in the 2005 third quarter.  The dollar increase in SG&A expenses  primarily reflects the recent expansion of our U.S. sales organization as well as variable commission expenses paid to our international distributor and majority stockholder, ev3 Inc.

                                        I now will provide an update on recently launched products as well as our progress with respect to new product development.

As previously disclosed, we have commenced the introduction in the United States of Onyx for the treatment of brain AVMs.  We are very pleased with the progress that we have made during the past three months.  Our expectation is that our focus over the next two quarters will continue to be on physician training.

                                        With respect to our Onyx aneurysm program, it is our current plan to submit the Humanitarian Device Exemption, or HDE, application by year end.

With respect to embolic coils:

          During September, we commenced a controlled introduction of the new Nexus line of embolic coils.  The Nexus coils contain a Nitinol filament, which offers improved shape retention and increased resistance to coil compaction.  The Nexus coils also incorporate a bioactive micro-filament technology to enhance aneurysm healing.  Importantly, we believe that the Nexus coil will offer physicians an improved mechanical and bioactive coil that performs like a bare coil during the embolization procedure. We are pleased with the initial results in Europe and the United States, and will continue with this rollout program during the 2005 fourth quarter.

          We continue to make progress on our next generation coil platform, referred to internally as “3G.” 3G features a new detachment system.  It is our objective to submit a 510(k) for the 3G system during the first half of 2006.

We also continue to make progress with our Solo stent, which is intended for use in treating large and wide neck aneurysms.  The Solo is fully retrievable and is detached in the same manner as our current NXT and Nexus coils.  This allows for more precise stent placement.

It is our objective to introduce the Solo in Europe and other international markets during the second quarter of 2006.

                                        We believe that the above new products have contributed to — and will supplement - the commercial momentum that is reflected in our third quarter results.  Importantly, we believe that the addition of Onyx AVM to our product portfolio in the United States is providing additional opportunities for the cross-selling of other MTI products.  Accordingly we intend to expand our domestic neuro sales organization during the fourth quarter from seventeen to twenty-four.

Turning to our financial guidance, we believe that total year 2005 net sales will range between $53.0 and $54.0 million.

Based upon our year to date operating results and on the above net sales guidance, we believe that we will narrow our operating losses during the fourth quarter of 2005 compared with the fourth quarter of 2004.  It is our objective to achieve an operating profitability run rate by the end of this year.

With regard to operating cash flow, we ended the quarter with $3.1 million in cash and cash equivalents.  In May 2005, as previously disclosed, we executed a Loan & Security arrangement with Silicon Valley Bank that provides for up to $3 million based upon domestic accounts receivable and inventory.  We have yet to draw against this arrangement.  We believe that these sources of funds will be sufficient to fund our operations through the remainder of the year.

Finally, as recently disclosed, we intend to occupy a larger facility in Irvine during the second quarter of next year.  We have executed a promissory note with ev3 to cover the anticipated non-recurring expenses of facility improvements and moving costs.  ev3 has also issued a letter of credit in support of this lease.

In closing, we are very pleased with our third quarter results, and believe that they are indicative of the progress that we are making toward our objective of establishing a leading position in the neurovascular market.

I would like to thank all of our conference call participants for your attention.  At this time, Jim and I will be happy to answer any questions that you may have.

Q&A

Questions

Thomas Wilder:            I’d like to thank everyone for joining us today. We appreciate your continued interest and support and look forward to reporting further progress in the future.  Thanks again.